UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Aviat Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

05366Y102
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05366Y102

1	NAME OF REPORTING PERSON STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,042,892
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,042,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,042,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 05366Y102

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,042,892
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,042,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,042,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05366Y102

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,042,892
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,042,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,042,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05366Y102

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,042,892
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,042,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,042,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05366Y102

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,042,892
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,042,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,042,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 05366Y102

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 8,042,892 Shares owned directly by Steel Excel is approximately $13,664,713, including brokerage commissions.  The Shares owned directly by Steel Excel were acquired with the working capital of Steel Excel.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 11, 2015, the Reporting Persons and Lone Star Value Management, LLC and certain of its affiliates (“Lone Star,” and together with the Reporting Persons, the “Stockholder Parties”) entered into a letter agreement (the “Agreement”) with the Issuer pursuant to which the Issuer has appointed James R. Henderson, John Mutch, Robert G. Pearse and John Quicke (the “New Directors”) to the Board of Directors of the Issuer (the “Board”).  The appointment of the New Directors to the Board follows the retirements of Clifford H. Higgerson, Raghavendra Rau, Mohsen Sohi and Edward F. Thompson from the Board.

At the Issuer’s Annual Meeting of Stockholders in respect of its 2014 fiscal year (the “2014 Annual Meeting”), the Board’s nominees to stand for election will be the New Directors and Charles D. Kissner, William A. Hasler, Michael A. Pangia and Dr. James C. Stoffel.   The Issuer has agreed to recommend and support the election of the New Directors at the 2014 Annual Meeting and the Stockholder Parties have agreed to vote for the election of the Issuer’s slate of nominees at the 2014 Annual Meeting.  In connection with entering into the Agreement, Lone Star has withdrawn its nomination of six candidates to the Board.

In addition, the Stockholder Parties have agreed, until 30 days prior to the advance notice deadline for the submission of director nominations in respect of the Issuer’s Annual Meeting of Stockholders in respect of its 2015 fiscal year (such period, the “Restricted Period”), to customary standstill provisions.  Prior to the expiration of the Restricted Period, the Reporting Persons have also agreed not to acquire beneficial ownership of more than 24.9% of the Issuer’s outstanding common stock.  The Issuer has agreed that the provisions of Section 203 of the General Corporation Law of the State of Delaware will not be applicable to the Reporting Persons and their affiliates unless they acquire more than 24.9% of the Issuer’s outstanding common stock.

The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is attached as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 62,223,790 Shares outstanding, which is the total number of Shares outstanding as of December 9, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 22, 2014.

CUSIP NO. 05366Y102

As of the close of business on January 12, 2015, Steel Excel owned directly 8,042,892 Shares, constituting approximately 12.9% of the Shares outstanding.  By virtue of their relationships with Steel Excel discussed in further detail in Item 2, each of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

(c)           There have been no transactions in the Shares of the Issuer by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Agreement defined and described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Letter Agreement, dated as of January 11, 2015, by and among Aviat Networks, Inc., Steel Excel Inc., Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., Lone Star Value Investors, LP and Lone Star Value Management, LLC.

CUSIP NO. 05366Y102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2015	STEEL EXCEL INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, Principal Executive Officer

STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, President